Filed Pursuant to Rule 424(b)(3)
Registration No. 333-279314

INVESCO REAL ESTATE INCOME TRUST INC.
SUPPLEMENT NO. 5 DATED JUNE 15, 2026
TO THE PROSPECTUS DATED APRIL 10, 2026
This prospectus supplement (“Supplement”) is part of and should be read in conjunction with the prospectus of Invesco Real Estate Income Trust Inc., dated April 10, 2026 (as supplemented to date, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. References herein to the “Company,” “we,” “us,” or “our” refer to Invesco Real Estate Income Trust Inc. and its subsidiaries unless the context specifically requires otherwise.
The purposes of this Supplement are as follows:
•to provide an update on our portfolio;
•to disclose the transaction price for each class of our common stock available in this offering as of July 1, 2026;
•to disclose the calculation of our May 31, 2026 NAV per share for all share classes; and
•to provide an update on the status of our public offering.
Portfolio Update
As of May 31, 2026, our direct real estate investments represent 79% of gross assets and include 70 real estate properties totaling approximately 11.4 million square feet located in 32 markets throughout the U.S., with a weighted average occupancy rate of 94%. Our real estate debt allocation includes four investments representing approximately 17% of gross assets. As of May 31, 2026, our leverage ratio was 30%.
July 1, 2026 Transaction Price
The transaction price for each share class of our common stock for subscriptions accepted as of July 1, 2026 (and repurchases as of June 30, 2026) is as follows:

Transaction Price (per share)
Class T	$26.0937
Class S	$26.1167
Class D	$26.1138
Class I	$26.2640
Class E	$28.3329
The July 1, 2026 transaction price for each of our share classes is equal to such class’s NAV per share as of May 31, 2026. A detailed calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees. The repurchase price for each share class equals the transaction price of such class.
May 31, 2026 NAV per Share
We calculate NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.inreit.com and is made available on our toll-free, automated telephone line at 833-834-4924. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for how our NAV is determined. The Adviser is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans and debt have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared or reviewed by our independent valuation advisors. We have included a breakdown of the components of total NAV and NAV per share for May 31, 2026.

Our total NAV presented in the following tables includes the aggregate NAV of our Class T, Class S, Class D, Class I, Class E Class N, Class S-PR, and Class K-PR shares, as well as partnership interests of the Operating Partnership held by the Special Limited Partner. The following table provides a breakdown of the major components of our total NAV as of May 31, 2026:

$ in thousands, except share/unit data
Components of NAV	May 31, 2026
Investments in real estate	$1,047,571
Investments in unconsolidated entities	160,785
Investments in real estate-related securities	27,062
Investments in commercial loans	197,703
Investment in affiliated fund	7,239
Cash and cash equivalents	27,346
Restricted cash	6,485
Other assets	6,773
Mortgage notes, revolving credit facility, secured lending agreement and financing obligation, net	(461,504)
Subscriptions received in advance	(2,228)
Other liabilities	(25,551)
Accrued performance participation allocation	(1,052)
Management fee payable	(765)
Accrued stockholder servicing fees	(22)
Non-controlling interests in joint-ventures	(346,715)
Net asset value	$643,127
Number of outstanding shares/units	23,464,649
The following table provides a breakdown of our total NAV and NAV per share/unit by class as of May 31, 2026:

$ in thousands, except share/unit data
NAV Per Share/Unit	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class E Shares	Class N Shares	Class S-PR Shares	Class K-PR Shares	Operating Partnership Units(1)	Total
Net asset value	$7,086	$12,433	$13,432	$95,009	$34,457	$431,673	$29,893	$18,992	$152	$643,127
Number of outstanding shares/units	271,562	476,065	514,356	3,617,472	1,216,143	15,550,898	1,108,369	704,415	5,369	23,464,649
NAV Per Share/Unit as of May 31, 2026	$26.0937	$26.1167	$26.1138	$26.2640	$28.3329	$27.7587	$26.9704	$26.9608	$28.3329
(1)Includes the partnership interest of the Operating Partnership held by the Special Limited Partner.
Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the May 31, 2026 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Healthcare	7.2%	5.8%
Office	9.5%	7.3%
Industrial	7.8%	5.8%
Self-Storage	7.6%	5.8%
Multifamily	7.5%	5.5%
Student Housing	8.0%	5.8%
Retail	8.4%	7.3%
Manufactured Housing Community	9.6%	5.6%

These assumptions are determined by our independent valuation advisor and reviewed by the Adviser. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remain unchanged, the changes listed below would result in the following effects on our investment values:

		Investment Values
Input	Hypothetical Change	Healthcare	Office	Industrial	Self-Storage	Multifamily	Student Housing	Retail	Manufactured Housing Community
Discount Rate (weighted average)	0.25% decrease	1.9%	1.8%	2.0%	1.9%	1.9%	1.9%	1.8%	1.9%
Discount Rate (weighted average)	0.25% increase	(1.9)%	(1.8)%	(1.9)%	(1.9)%	(1.9)%	(1.8)%	(1.8)%	(1.9)%
Exit Capitalization Rate (weighted average)	0.25% decrease	2.8%	2.0%	2.9%	2.7%	3.0%	2.7%	1.9%	3.0%
Exit Capitalization Rate (weighted average)	0.25% increase	(2.6)%	(1.9)%	(2.6)%	(2.5)%	(2.7)%	(2.5)%	(1.8)%	(2.7)%
Status of our Public Offering
We are currently offering on a continuous basis up to $3.0 billion in shares of common stock, consisting of up to $2.4 billion in shares in our primary offering and up to $0.6 billion in shares pursuant to our distribution reinvestment plan. This offering is our first follow-on offering and commenced on November 12, 2024. As of June 11, 2026, we have issued and sold in our public offering (1) 825,528 shares of our common stock (consisting of 43,354 Class T shares, 121,041 Class S shares, 70,134 Class D shares, 578,989 Class I shares and 12,010 Class E shares) in the primary offering for total proceeds of $21.9 million and (2) 142,287 shares of our common stock (consisting of 13,130 Class T shares, 27,860 Class S shares, 27,708 Class D shares, 60,858 Class I shares and 12,731 Class E shares) pursuant to our distribution reinvestment plan for a total value of $3.8 million. As of May 31, 2026, our aggregate NAV was $643.1 million. We intend to continue selling shares in our public offering on a monthly basis.